NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Wells Fargo & Company

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Text of April 22, 2024 email sent by Kyle Seeley, Head of Stewardship, New York State Common Retirement Fund

Wells Fargo & Company

VOTE AGAINST ALL DIRECTORS

ITEMS 1a-m

and

VOTE FOR ITEM 6

Shareholder Proposal Requesting an Annual Report on the Prevention of Workplace Harassment and Discrimination

Filed by the New York State Common Retirement Fund

Annual Meeting: April 30, 2024

Dear Fellow Wells Fargo & Company Shareholder:

As we are all painfully aware, our Company remains under a Federal Reserve imposed asset cap, limiting its growth. While old controversies are being settled, such as the recent $1 billion settlement of a shareholder suit involving misleading statements about its compliance with federal consent orders following the notorious scandal related to the opening of unauthorized client accounts, new ones seem to emerge. Further, very concerning is Wells Fargo’s failure to implement a majority supported proposal we filed last year that is substantially similar to Item 6. For these, and other reasons, we urge you to vote AGAINST the entire slate of directors, Items 1a-m, and FOR Item 6.1

The company’s proxy statement in opposition to Item 6 pays lip service to Wells Fargo’s existing policy and processes around harassment and discrimination in the workforce, but the data requested in the proposal is not provided. There is wholly insufficient information for shareholders to assess the effectiveness of these programs.

Persistent controversies have surrounded Wells Fargo’s workforce management:

•	Its hiring practices came under scrutiny when it was reported that the Company conducted interviews of diverse candidates for positions that had already been filled and subsequently retaliated against those employees that complained about the sham interviews.

•	It has also been reported that the United States Attorney in the Southern District of New York’s criminal division is investigating possible violations of federal laws.

•	A shareholder suit was filed alleging the board ignored pervasive issues of discrimination.

_____________________________

1 Fabian Garcia, a new nominee to the Company’s board, is a senior executive at a public company and serves on another public company board. The Fund is concerned that given his commitments, especially in light of the time needed to address the serious issues at Wells Fargo, that nominee Garcia is potentially overboarded.

•	There have been numerous individual discrimination and retaliation suits filed by employees.

Wells Fargo stock has suffered short-term negative market reactions from concerning news, but these issues may also have long term implications for the company’s share price. Failure to address these issues at a fundamental level may further erode the market’s confidence in the company. A 2022 study entitled “How Much Does Workplace Sexual Harassment Harm Firm Value” published in the Journal of Business Ethics found that companies that have high incidences of sexual harassment may suffer significant long-term damage to firm value.

The shareholder proposal is requesting the report outlined in Item 6 because workplace abuse, harassment, and discrimination can result in substantial costs to companies, including costs related to employee turnover, increased absenteeism and reduced productivity, as well as legal costs — all of which can harm firm value.

The New York State Common Retirement Fund urges Wells Fargo shareholders to VOTE FOR Item 6, Shareholder Proposal Requesting an Annual Report on the Prevention of Workplace Harassment and Discrimination and to VOTE AGAINST all directors, Items 1a-m.

For questions, please contact Gianna McCarthy at the New York State Common Retirement Fund, gmccarthy@osc.ny.gov.

This is not a solicitation of authority to vote your proxy.

Please do not send us your proxy card as it will not be accepted.